CYBERDEFENDER CORPORATION
617 West 7th Street, 10th Floor
Los Angeles, CA 90017

January 21, 2011

VIA EDGAR

Ms. Kathleen Collins
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance/Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549

Re:	CyberDefender Corporation Form 10-K/A for the Fiscal Year Ended December 31, 2009 Filed on December 21, 2010 File No. 000-53475

Dear Ms. Collins:

This letter is in response to your letter dated January 13, 2011, to Gary Guseinov, Chief Executive Officer of CyberDefender Corporation (the “Company”) relating to the Company’s Form 10-K/A for the fiscal year ended December 31, 2009 (the “Filing”).  For convenience of reference, we have repeated your comments in this response.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 9.A Controls and Procedures, page 27

1.
We note the company’s Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures and internal controls over financial reporting were not effective at December 31, 2009 due to a material weakness.  Your disclosures indicate that the material weakness was the lack of a functioning audit committee, which resulted in ineffective oversight in the establishment and monitoring of required internal controls and procedures.  We further note that your disclosure controls were not effective at each quarter-end date in fiscal 2010.  The disclosures in the March 31, 2010 and June 30, 2010 Forms 10-Q/A and the September 30, 2010 Form 10-Q indicate that in applying accounting standards, your control environment is dependent upon a review function and the ability to recognize and obtain assistance for transactions and due to the failure of “this control”, you were required to restate your financial statements.  Explain further what you mean by “this control.”  In addition, it is unclear whether the material weakness that existed at December 31, 2009 was the same weakness noted in subsequent quarters.  Please clarify and describe further the material weaknesses that existed at each period end date and explain, in detail, what remediation efforts you are making (or have made) to resolve these matters.

“This control” refers to the Company’s need, when deciding how to account for certain non-routine or sophisticated transactions, to obtain expert review and advice.

Ms. Kathleen Collins
Accounting Branch Chief
United States Securities and Exchange Commission
January 21, 2011

Due to the small size of our accounting department, lack of financial resources and limited knowledge of the accounting standards by members of senior management other than the Chief Financial Officer, we failed to recognize that the transaction discussed in comment number 2 below did not meet the criteria of ASC 340-20-4 and should, therefore, have been reviewed by an expert.
This material weakness existed at December 31, 2009 and is the same material weakness that existed at each period end date.  In an effort to remediate the identified material weakness and enhance our internal controls, we have initiated, or plan to initiate, the following series of measures:

•	Additional accounting personnel were hired during fiscal year 2010, including a corporate controller;

•	The Company’s Board of Directors formed an Audit Committee on May 26, 2010; we expect these individuals to be able to assist us in determining which transactions may need review by experts;

•
The Company will ensure that personnel responsible for the Company's internal control over financial reporting and disclosure controls and procedures participate in ongoing continuing professional education; and

•
The Company will use external resources as appropriate to assist in ensuring that transactions are appropriately accounted for and that the Company's internal controls over financial reporting and disclosure controls and procedures are effective.

Notes to Financial Statements

Note 2 – Restatement of Financial Statements for the Year Ended December 31, 2009, page F-13

2.  We note your December 31, 2009 financial statements were restated, in part, expensing direct-response advertising costs as incurred rather than capitalizing and amortizing such costs.  In your letters dated May 10, 2010 (comment 13) and June 22, 2010 (comment 6) you provided various arguments and considerations in support of capitalizing such costs pursuant to ASC 340-20.  Please explain, in detail, the facts and circumstances that lead to this change and specifically address the company’s reconsideration of the accounting as previously communicated to the Staff in the response letters noted herein.

On October 11, 2010, the Company engaged Grant Thornton LLP as its new independent registered public accounting firm.  As part of the transition to the new firm, management reviewed its accounting policies and procedures in all significant areas, including the re-examination of the criteria used for capitalizing direct-response advertising costs under ASC 340-20-4.  ASC 340-20-4 states that both of the following conditions must be met: (i) the primary purpose of the advertising is to elicit sales to customers who could be shown to have responded specifically to the advertising; and (ii) the direct-response advertising results in probable future benefits. As mentioned in our prior responses dated May 10 and June 22, 2010, in March 2009 we entered into a Media and Marketing Services Agreement with GR Match, LLC (“GRM”), pursuant to which GRM provides direct response media campaigns, including radio and television direct response commercials, to promote our products and services.  In connection with the agreement, we established three specific websites (www.doublemyspeed.com, www.mycleanpc.com and www.maxmyspeed.com (the “Websites”)), which are not connected to www.CyberDefender.com, to track all responses from the radio and television direct-response commercials. The Company tracks its direct-response advertising campaigns on a daily basis with the following website metrics: unique visitors, download attempts, gross installations, order page clicks and orders.  Therefore, our initial conclusion was that the Company met the first condition outlined in ASC 340-20-4.  However, after additional review, management re-examined  ASC 340-20-25-6 and determined that it did not meet the requirement that customers responded specifically to the advertising, including documentation of the response, and therefore the Company should not have capitalized its direct-response advertising costs.

Ms. Kathleen Collins
Accounting Branch Chief
United States Securities and Exchange Commission
January 21, 2011

The specific reasons that management changed its determination under ASC 340-20-25-6 are as follows.  First, although the Company only advertises the Websites by means of direct-response television and radio commercials, we could not be certain that all visitors to the Websites have seen or heard our direct-response commercials, and it is possible that customers who visited the Websites might have been directed to them by other means, such as referrals.  Second, we were not able to track each customer to the specific commercial that the customer saw or heard and that caused them to visit the Websites and purchase our products and services.  For example, we may have run a direct-response television commercial on two different channels at or about the same time and, immediately following those two commercials, received visitors to the Websites to whom we sold products and services.  Although we were able to determine that the two direct-response commercials elicited sales and we were able to track the exact number of unique visitors to the Websites and the sales that resulted from those visits, we were not able to determine specifically to which of the two commercials each customer responded.

In making this response we acknowledge that:

•	CyberDefender Corporation is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	CyberDefender Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that we have adequately addressed your comments.  If you have further comments, we ask that you forward a copy of them by facsimile to Kevin Friedmann, Esq. of Richardson & Patel LLP at (917) 591-6898.  Mr. Friedmann’s telephone number is (212) 561-5559.

Very truly yours, CyberDefender Corporation Kevin Harris, Chief Financial Officer